EXHIBIT 12-1

CKE RESTAURANTS, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

	Fiscal Year Ended January 31,

(Dollars in thousands)	2003	2002	2001	2000	1999

Earnings before fixed charge:
Income (loss) before taxes and extraordinary items	$18,390	$(84,540)	$(205,264)	$(47,460)	$124,097
Fixed Charges	70,575	85,097	103,719	92,389	68,843

	$88,965	$557	$(101,545)	$44,929	$192,940

Fixed Charges:
Interest expense	$42,726	$57,659	$70,541	$63,283	$43,453
Interest component of rent expensed (1)	27,849	27,438	33,178	29,106	25,390

	$70,575	$85,097	$103,719	$92,389	$68,843

Ratio of earnings to fixed charges (2)	1.3	—	—	—	2.8

(1)	Calculated as one-third of total rent expense.

(2)	Earnings were insufficient to cover fixed charges for the years ended January 31, 2002, 2001 and 2000 by $84,540, $205,264 and $47,460, respectively.